NO ACT

PE
1-2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038781

Received SEC
MAR 20 2009
Washington, DC 20549

March 20, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-20-09

Ernest S. DeLaney III
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Re: Lowe's Companies, Inc.
Incoming letter dated January 20, 2009

Dear Mr. DeLaney:

This is in response to your letters dated January 20, 2009 and February 5, 2009 concerning the shareholder proposal submitted to Lowe's by the Green Century Equity Fund. We also have received a letter from the proponent dated February 2, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Kristina Curtis
Vice President
Green Century Capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109

March 20, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 20, 2009

The proposal requests the board of directors to adopt a policy for store siting modeled on Wal-Mart's policy.

There appears to be some basis for your view that Lowe's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Lowe's omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Lowe's relies.

Sincerely,

Philip Rothenberg
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

February 5, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Supplemental Letter – Exclusion of Shareholder Proposal Relating to Store Siting Policy

Ladies and Gentlemen:

This letter supplements the request we submitted on behalf of our client, Lowe's Companies, Inc. (the "Company"), that the Division of Corporation Finance (the "Division") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes from its proxy materials for its upcoming annual shareholder meeting the shareholder proposal (the "Proposal") submitted to the Company by the Green Century Equity Fund (the "Proponent"). The Proposal requests that the Company's Board of Directors "adopt a policy for store siting modeled on Wal-Mart's policy described above which goes beyond legal siting requirements." We submitted our letter to the Division on the Company's behalf on January 20, 2009 (the "Company's Request"). The Proponent, by letter dated February 2, 2009, submitted to the Division a response to the Company's Request. In this supplemental letter, we respond to points raised by the Proponent.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations and the specific wording of the Company's store siting policy is not a significant social policy.

The number and range of decisions regarding the selection and development of sites for its retail stores and distribution centers are ordinary course of business matters for the Company. This is particularly true for a high growth-oriented company like Lowe's, which in fiscal 2008 opened a new store on average every three days. Maintaining this rapid rate of expansion requires the dedication of an extraordinary amount of management's time and the Company's resources on a daily basis.

In contrast to the language in the Proposal, which asks the Company to adopt a store siting policy "modeled on" the Wal-Mart policy, the Proponent's letter opposing the Company's no-action letter request clearly reveals that the Proponent's real objective is to require the Company to adopt in its store siting policy specific language that is more to the Proponent's liking on one particular point: "stakeholder engagement." The adoption of the Proponent's specific suggested language in the Company's already comprehensive store siting policy is definitely not a significant social policy.

The Proposal is excludable under Rule 14a-8(i)(10) because it has been substantially implemented by the Company.

The Company recognizes the importance of the impact its new stores and distribution centers have on the environment and communities where they are located. Accordingly, the Company has adopted a comprehensive policy on "Joining New Communities Responsibly" to ensure that its new stores and distribution centers respect local communities and the greater environment as a whole. This existing policy is substantially similar to the Wal-Mart policy on which the Proposal seeks to have the Company "model" its store siting policy. Thus, the Company has already substantially implemented the Proposal. A straightforward comparison of the relevant portions of the Company's policy with the Wal-Mart policy supports this conclusion:

Lowe's Policy (relevant portions quoted from Lowe's website) (emphasis added)	Wal-Mart Policy (as stated on Wal-Mart's website) (emphasis added to portion quoted in the Proposal)
While we have seen extraordinary expansion over the past several years, ***we have remained dedicated to ensuring that our stores and distribution centers respect the communities we join and the greater environment as a whole.*** ***Lowe's conducts extensive research and considers literally hundreds of factors when evaluating new sites, including population growth and access to major roads and interchanges. We work closely with local officials, residents and, in some cases, certain non-governmental groups that take an interest in land development issues throughout the process to address questions about access, environmental impact, architectural features and design and landscaping around our stores.*** Lowe's has developed an extensive evaluation process for each potential site that goes above and beyond the American Society of Testing & Materials (ASTM) E 1527-05 template and the U.S. Environmental Protection Agency "all appropriate inquiries" rules. ***We conduct an Environmental Site Assessment (ESA) for each potential site to help us evaluate that site's history and condition.***	As we grow, we want to ensure that we do so in a way that aligns with the needs of our customers and communities. When we choose a site for a new store, we take into account not only the environmental, but the historic and economic factors of the area where we intend to build. ***We work with communities and (NGOs) to improve how we site stores*** ***For example, we're working with environmental non-governmental organizations NGOs and experts in the field to better understand how we can minimize the unintended consequences associated with land development, including storm water runoff, soil disruption, preservation of historic sites and loss of biodiversity.*** We're working to choose locations that minimize the distance people have to travel to reach our stores. This is particularly important in our auto-reliant society. Our latest research indicates that customers must travel two miles or less on average to reach their closest Wal-Mart.

Through the ESA process, we evaluate past or current environmental conditions including whether hazardous substances or contaminants have existed and the impact our development may have on the properties around us. ***Our ESA regularly includes research data regarding flood plain information; determination of the presence of endangered/protected flora/fauna and critical habitats; review of historic structures and cultural histories; surface water impact; local geologic and hydro geologic impact; and soil surveys. Additionally, we routinely work with local developers and the Army Corps of Engineers to identify any wetlands that may be impacted by the development of a site, and we take extraordinary measures to mitigate potential negative impact.***	

Importantly, the Company's policy already provides for "work[ing] closely with local officials, residents and, in some cases, certain non-governmental groups that take an interest in land development issues . . . ." In Lowe's experience, non-governmental organizations (NGOs) generally do not take an interest in the siting and development of most of the Company's new stores. In those instances where they do, however, the Company's store siting policy provides for working with these organizations to address their questions about any community or environmental impact and through the ensuing dialogue to gain a better perspective on their concerns.

Furthermore, the references in the Proponent's letter to so-called "stakeholders," to a so-called "independent facilitator," and to The Stakeholder Engagement Manual are wholly irrelevant and immaterial to the issue of substantial implementation. The Company is troubled that such a large portion of the Proponent's letter itself strays so far from the "guidelines of the proposal." *See Texaco, Inc.* (*Reconsideration*) (March 28, 1991). In fact, the Proponent's letter seems to argue for a "stakeholder engagement policy" instead of the "store siting policy" that is actually sought by the Proposal. To the extent that the Proponent's letter announces new standards that it wishes to add as a postscript to the Proposal, the letter's discussion has no bearing on the question of substantial implementation of the Proposal.

The Proposal's resolution specifically asks for "a policy for store siting modeled on Wal-Mart's policy described above which goes beyond the legal siting requirements." Nowhere in the Wal-Mart policy do any of the extraneous terms and items mentioned by the Proponent appear. This after-the-fact attempt by the Proponent to prescribe specific language for inclusion in the store siting policy has no merit because the benchmark against which substantial implementation is measured is the Proposal itself. *Id.* (recognizing that the appropriate inquiry is "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal"). Measured by this standard, the Company has substantially implemented the Proposal and should be permitted to exclude the Proposal on that basis. *See The Talbots Inc.* (April 5, 2002) (permitting exclusion of shareholder proposal requesting that the company implement a corporate code of conduct "based on" International Labor Organization (ILO) human rights standards where the company had already implemented a code of conduct addressing similar topics but which was not based on ILO standards, even though the proponent insisted that differences remained between the ILO standards and the company's standards).

Conclusion

The Proponent's letter fails to raise any credible challenge to the Company's arguments for exclusion. Therefore, the Proposal should be excludable pursuant to Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations and Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

GREEN CENTURY FUNDS

February 2, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: No-Action Letter Request by Lowe's Companies, Inc.
Shareholder Proposal Relating to Store Siting Policy

Dear Ladies and Gentlemen:

We are writing on behalf of the Green Century Equity Fund (which institutional investor is hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of The Lowe's Companies, Inc. (hereinafter referred to as "Lowe's" or the "Company"), and which has submitted a shareholder proposal to Lowe's, to respond to the letter dated January 20, 2009, sent to the Securities & Exchange Commission (the "Commission") by Moore & Van Allen PLLC on behalf of the Company, in which Lowe's contends that the Proponents' shareholder proposal may be excluded from the Company's year 2009 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10).

The Proponent's shareholder proposal pertains to the stakeholder engagement process used by the Company while developing stores, and in particular the community and environmental perspectives and groups that are included in the Company's proceedings as the Company develops new stores, regardless of location.

We have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent on behalf of the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is our opinion that the Proponent's shareholder proposal must be included in Lowe's year 2009 proxy statement and that it is not excludable by virtue of either of the cited subparagraphs. Stakeholder engagement in store development is a significant policy issue that involves environmental impacts of Company operations, and the Company's current store siting policy does not substantially implement nor meet the Proposal's request.

A copy of this letter has been emailed to shareholderproposals@sec.gov and has been provided to the Company in compliance with the instructions found on the Commission's website and in leiu of our providing six additional copies of this letter pursuant to Rule 14a-8(k).

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 ▪ Boston, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

Rule 14a-8(i)(7)

The Proposal is not excludable by Rule 14a-8(i)(7) because it does not deal with ordinary business of the Company. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight. Examples include the management of the workforce, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on significant social policy issues would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. In applying these principles, the Staff of the Commission (the "Staff") has consistently held that proposals concerning environmental matters raise significant policy issues. Because the Proposal deals with the community and environmental implications of the Company's stakeholder engagement policy, it does not deal with the ordinary business of the Company and, therefore, is not excludable.

In its letter to the Staff, the Company states that it operates over 1,600 stores in 50 states and nine in Canada. The Company also announces that it expected to have opened 115 to 120 new stores by the end of fiscal year 2008. Such developments can have major environmental and social impacts on their surrounding communities.

The Proponent is concerned that Lowe's, in acquiring new sites for its operations, may have in the past, and may again in the future, ignore the environmental impacts and community concerns surrounding these new Company operations. The environmental impact of a company's operations, as indicated below, is a policy matter that precludes the application of Rule 14a-8(i)(7). The Commission has over many years stated that Rule 14a-8(i)(7) (and its predecessors) is inapplicable to shareholder proposals that raise "substantial policy" considerations and are not "mundane in nature." See Release 34-12999 (December 3, 1976). Most recently, this interpretation of Rule 14a-8(i)(7) was reiterated by the Commission in Release 34-40018 (May 21, 1998).

According to Roosevelt v. E.I. DuPont de Nemours & Co., 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". Id. at 426. Interpreting that standard, the U.S. Court of Appeals for the District of Columbia Circuit (the "Court") spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" Id. at 427. The Court specifically stated that it is appropriate for proposals to focus on issues which involve long-term-range goals. The Proposal deals with stakeholder engagement, a process that is intricately related to the long-term operations of the Company due to its significant policy implications. In its no-action letter request, the Company states that "the selection and development of sites for stores is integral to the long-range goals and overall success of the Company." This Proposal is appropriate for exactly that reason. **As a long-term investor in the Company, the Proponent is concerned about the community and**

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 ▪ Boston, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

environmental implications of stakeholder engagement, a significant policy issue, for the long-range success of the Company.

As to proposals concerning impact on the environment, the Staff has made it clear that it is appropriate for shareholders to file proposals that focus on minimizing or eliminating the negative effects of a company's activities on the environment. See Staff Legal Bulletin No. 14C and also letters such as *American Standard Companies Inc* (March 18, 2002), *Dominion Resources Inc* (January 29, 2007) and numerous other letters concerning the Ceres principles and other environmental guidelines.

The Proponent would like to point out that there has been widespread public concern about the store siting process undertaken by Lowe's, as explicitly stated in the Whereas Clause of the Proponent's proposal. Specifically, the Company's unpopular and ongoing attempts to build a large store on wetlands territory bordering the Everglades and beyond the legal boundary for development in Miami-Dade County has garnered national negative publicity, including an article in TIME magazine in April 2008 (http://www.time.com/time/business/article/0,8599,1735641,00.html) and a significant county-wide coalition of opposition, including the Mayor of Miami-Dade County and sixteen local municipalities. The widespread public concern about Lowe's store siting process, in particular about the environmental and community impacts of the Company's store siting, signals the lack of substantial, unbiased stakeholder engagement in this process and the need for greater involvement of stakeholders by the Company.

The Company's citations to prior Staff no-action letters are inapposite. The *Sears, Roebuck & Co.* (March 6, 1980) letter dealt with the specific siting of that company's stores, rather than a policy on stakeholder engagement. The Proponent is not seeking to determine the specific locations of the Company's stores, but instead to encourage the Company to establish a responsible stakeholder engagement policy. The Company claims that "the subject matter of the Proposal in the present case is analogous to that in... *Sears, Roebuck & Co.* in that the Proposal relates to the Company's decisions regarding the location of its retail stores." However, the Proponent's proposal does not seek to interfere in Company decisions regarding store location but rather ensure that all of the Company's new stores, regardless of location, go through a comprehensive and responsible stakeholder engagement process.

Other prior Staff no-action letters cited by the Company are also extraneous. For example, neither the *Minnestora Corn Processors* (April 3, 2002) letter nor the *Allstate Corporation* (February 19, 2002) letter dealt with general environmental matters or stakeholder engagement policies. Instead these letters dictated specific remedies for specific perceived abuses, unrelated to a comprehensive stakeholder engagement policy in store siting. This was also the case with respect to *Exxon Corporation* (February 28, 1992) and *Consolidated Edison Company of New York, Inc.* (March 5, 1986).

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 ▪ Boston, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

GREEN CENTURY FUNDS

The present Proposal does not, as claimed by the Company, relate to "legal compliance issues" and is thus not excludable under Rule 14a8(i)(7) for this reason. The Proponent requests the Company adopt a policy for stakeholder engagement in store siting modeled on that of Wal-Mart. The wording of the Resolved Clause in the Proponent's proposal is specifically intended to avoid any claim that it seeks to prescribe actions with implications for legal compliance by explicitly stating that the requested policy is to go "beyond legal siting requirements," similar to Wal-Mart's policy. Therefore this statement by the Company is false and the letters cited by the Company, including *Lowe's Companies, Inc.* (March 12, 2008), *The AES Corporation* (March 13, 2008), *Verizon Communications Inc.* (January 7, 2008), *Ford Motor Company* (March 19, 2007), *The AES Corporation* (January 9, 2007), *H&R Block Inc* (August 1, 2006), *ConocoPhillips* (February 23, 2006), *Sprint Nextel Corporation* (February 15, 2006), *Monsanto Corp.* (November 3, 2005), *Associates First Capital Corporation* (February 23, 1999), *Citicorp* (January 9, 1998), *Crown Central Petroleum Corporation* (February 19, 1997), and *Citicorp* (January 8, 1997) are not relevant to the present situation. **The Proponent is not requesting any legal compliance by the Company.**

For the foregoing reasons, the Proponent's shareholder proposal is not a matter of ordinary business within the meaning of Rule 14a-8(i)(7).

Rule 14a-8(i)(10)

The details outlined in the Company's policy do not implement the stakeholder engagement policy model requested by the Proponent in this proposal, and therefore the Proposal is not excludable by Rule 14a-8(i)(10).

More specifically, although Lowe's website declares that the company "work[s] closely with local officials and residents and, in some cases, certain non-governmental groups that take an interest in land development issues," **the Company's policy does not include independent non-governmental stakeholders in a consistently implemented engagement process.** The Proponents' shareholder proposal requests Lowe's to amend that policy to specifically contain a requisite stakeholder engagement process that includes "environmental non-governmental organizations and experts in the field." The Company's store siting policy includes:

- "work[ing] closely with local officials and residents and, *in some cases, certain* non-governmental groups that take an interest in land development issues (emphasis added)
- "an extensive evaluation process for each potential site that goes above and beyond the American Society of Testing & Materials (ASTM) E 1527-05 template and the U.S. Environmental Protection Agency 'all appropriate inquiries' rules
- "an Environmental Site Assessment for each potential site

GREEN CENTURY FUNDS

- "routinely work[ing] with local developers and the Army Corps of Engineers to identify any wetlands that may be impacted by the development of a site"

In contrast, according to The Stakeholder Engagement Manual, a document authored by the United Nations Environmental Programme, AccountAbility and Stakeholder Research Associates, a **stakeholder** is defined as "Any group or individual who can affect, or is affected by, an organization or its activities. Also, any individual or group that can help define value propositions for the organization" (http://www.accountability21.net/uploadedFiles/publications/Stakeholder%20Engagement_Practitioners%27%20Perspectives.pdf, pg 8). **Engagement** is defined as "An organization's efforts to understand and involve stakeholders and their concerns in its activities and decision-making processes." The Stakeholder Engagement Manual refers to AA1000, a stakeholder engagement policy developed by AccountAbility, as a standard for effective and strategic stakeholder engagement.

This same Stakeholder Engagement Manual includes three key findings regarding stakeholder engagement for leading companies. This list includes as benefits:

- "Stakeholder engagement is a valuable tool for risk/opportunities management that can lead to the avoidance or minimization of costs and the creation and optimization of value.
- "Businesses and their stakeholders recognize that today's complex issues cannot be solved by any single actor. They require a coordinated effort with multiple stakeholders contributing to innovative and sustainable solutions.
- "Effective stakeholder engagement provides the opportunity to manage those challenges, to find solutions and to create value for everyone involved."
- *http://www.accountability21.net/uploadedFiles/publications/Stakeholder%20Engagement_Practitioners%27%20Perspectives.pdf*, pg 11.

Lowe's current store siting policy language as accessible on the Company's website is incomplete and does not substantially implement the kind of stakeholder engagement policy requested by the Proponent. The language used by the Company regarding store siting shows that the Company may have a process of studying issues related to the siting of its stores, but the Company's description of its store siting process remains very different from a well-defined stakeholder engagement plan.

The use of the words "certain" and "in some cases" to describe non-governmental organization involvement is inadequate and clearly falls short of the type of stakeholder engagement policy requested by the Proponent. The Company's vague language on store siting could also lead shareholders and others to assume that the Company will only engage with groups that agree with its position and/or are favorable to its actions. The Company fails to explain in its language how it chooses stakeholders to engage in the process of store siting and the Company does not state the scope or depth of engagement

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 ▪ Boston, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

GREEN CENTURY FUNDS

with stakeholders.

The Company also does not mention any kind of independent facilitator in its stakeholder engagement policy. As noted by a representative of Dow Chemical Company in the Stakeholder Engagement Manual, "We've found it essential not only to have an independent facilitator, but an excellent one. It needs to be someone who can draw out critical questions, piercing suggestions. A company can't do this itself." http://www.accountability21.net/uploadedFiles/publications/Stakeholder%20Engagement_Practitioners%27%20Perspectives.pdf, pg 31.

An amendment and re-writing of the Company's stakeholder policy to more closely mirror that of Wal-Mart's and of the AA1000 would clarify the contentious issues of process and scope for shareholders, consumers and other stakeholders of the Company's business operations. It is important for shareholders and other stakeholders to achieve a better understanding of the Company's intentions to engage its critics as well as its supporters, as store siting controversies such as the Company's plans to build on wetlands territory near the Everglades have elicited widespread public concern. This demonstrated public concern is detailed above and also in the Whereas Clause of the Proposal.

The Company's reference to its relationship with The Nature Conservancy as having "worked with the environmental NGO, The Nature Conservancy, to preserve natural habitat in connection with store siting" does not address the issue of stakeholder engagement as raised by the Proponent. The Company's relationship with The Nature Conservancy helps the Company preserve nature in several parts of the country, but the land preserved via this relationship is not part of the stakeholder engagement issue. The Nature Conservancy does not participate directly in a stakeholder engagement process with each store site proposed by the Company, but rather preserves land in a few specific regions of the country with donations from the Company. This information can be found in detail on The Nature Conservancy's website at: http://www.nature.org/joinanddonate/corporatepartnerships/partnership/lowes.html

Therefore, the Company has not substantially implemented the Proponents' proposal.

Relevant to this proposal, the Staff has previously held that a registrant that has adopted a general human rights policy that does not address the specific human rights issue raised by the proponent cannot successfully claim that the general human rights statement has "substantially implemented" the more specific human rights proposal. *Cisco Systems, Inc.* (August 31, 2005).

The letters cited by the Company in relation to Rule 14a-8(i)(10) regarding prior exclusion of a proposal without need for strict implementation are irrelevant to the current Proposal. For example, the *Honeywell International, Inc.* (January 31, 2007) letter

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 ▪ Boston, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

GREEN CENTURY FUNDS

cited by the Company references a short discrepancy in timing as substantially implemented. As the current Proposal regards a major policy change and not a minor detail such as timing of a vote, this letter is immaterial.

For the foregoing reasons, the Company has failed to carry its burden of proving that it has substantially implemented the Proponents' shareholder proposal.

In conclusion, we request the Staff to inform the Company that the Commission's proxy rules require denial of the Company's no-action request. We will appreciate that you contact Emily Stone at Green Century Capital Management, Inc. by phone at 617-482-0800 or by email at estone@greencentury.com with respect to any questions in connection with this matter or if the Staff wishes any further information.

Very truly yours,

Kristina Curtis

Kristina Curtis
Vice President
Green Century Capital Management, Inc.

Cc: Scott Mason, Lowe's Companies Inc.

Enclosure: Store Siting Resolution

GREEN CENTURY FUNDS

Store Siting Resolution

Whereas:
Investors have been concerned to see a substantial number of controversies in recent years surrounding land acquisition and store siting decisions by retail companies such as Lowe's.

The growth of the large-scale retail industry has brought with it a growing number of concerns, including controversies with communities and environmental damage. Concerns about traffic, pollution, sprawl, environmental harm and the preservation of a community's cultural history have fueled local resistance to retail projects.

These conflicts have in some cases inspired local governments to propose legislation restricting retail development, generated substantial press coverage, and impacted company expansion plans.

According to the report "Not In My Backyard: An Analysis of Community Opposition to Big Box Retail" by Bernstein Research (4/25/2005), communities successfully blocked the opening of 35 large retail store openings in 2004, a 60% increase from 2000.

Lowe's has proposed a store in Miami-Dade County, FL that has been the subject of much controversy given its impact on over 20 acres of the Everglades area wetland ecosystem. The Mayor of Miami-Dade County and over 100 environmental and community organizations, in addition to 16 local municipalities, including Miami Beach and North and South Miami, are opposed to the construction of the new Lowe's store as currently proposed since it is outside the Urban Development Boundary.

Lowe's efforts to build this store have led to highly-publicized controversy, including a feature in TIME magazine (4/28/2008).

Lowe's efforts to build the store have been delayed for seven years as a result of the controversy and litigation over permits. According to Bernstein Research, "what should matter most for investors...is the time lost due to the arduous process of opening stores in hostile areas."

Lowe's notes in its most recent Corporate Social Responsibility Report that it consults with developers and the Army Corps of Engineers to minimize harm to wetlands by its stores. However, developers may have a conflict of interest in these consultations and the Army Corps of Engineers has undergone significant negative attention, including many wetland-specific lawsuits filed against the Corps.

We believe Lowe's should be seeking to develop proactive effective mechanisms to address environmental and social concerns and incorporate independent non-

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 ▪ Boston, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

GREEN CENTURY FUNDS

governmental community and environmental stakeholders into their store siting decisions. We believe this will expedite the store siting process and minimize adverse impacts of Lowe's siting operations.

Companies such as Wal-Mart, an industry leader in large retail stores, utilize best practices in stakeholder engagement. In the "Store Siting" component of the company's website, Wal-Mart states: "We work with communities and NGOs to improve how we site stores. For example, we're working with environmental non-governmental organizations and experts in the field to better understand how we can minimize the unintended consequences associated with land development, including storm water runoff, soil disruption, preservation of historic sites and loss of biodiversity."

RESOLVED: The shareholders request the Board of Directors of Lowe's to adopt a policy for store siting modeled on Wal-Mart's policy described above which goes beyond legal siting requirements.

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 State Street, Suite 200 ▪ Boston, MA 02109
tel 617-482-0800 fax 617-422-0881
www.greencentury.com

Moore&VanAllen

January 20, 2009

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Store Siting Policy

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders' meeting. The Proposal was submitted to the Company by the Green Century Equity Fund (the "Proponent"). As described more fully below, the Proposal is excludable pursuant to:

1. Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations; and
2. Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

A copy of this letter has been provided to the Proponent and emailed to shareholderproposals@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

> "RESOLVED: The shareholders request the Board of Directors of Lowe's to adopt a policy for store siting modeled on Wal-Mart's policy described above which goes beyond legal siting requirements."

A copy of the complete Proposal is attached hereto as Exhibit A.

Research Triangle, NC
Charleston, SC

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(7) permits an issuer to exclude a shareholder proposal if it relates to the company's ordinary business operations. As discussed below, the Commission's staff has consistently taken the position that the selection of sites for company facilities is a matter of ordinary business operations. The Proposal is excludable because it requests that the Company's board of directors "adopt a policy for store siting modeled on Wal-Mart's policy described above ... which goes beyond legal siting requirements."

Rule 14a-8(i)(10) permits an issuer to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Proposal is excludable pursuant to Rule 14a-8(i)(10) because the Company has already adopted a store siting policy that "goes beyond legal siting requirements" and which substantially reflects the component of Wal-Mart's siting policy on which the Proponent seeks to have the Company model its own store siting policies.

The Proposal is excludable because it deals with matters relating to the Company's ordinary business operations, namely the location of the Company's facilities.

Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. According to Release No. 34-40018 (May 21, 1998) (the "1998 Release") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." In the 1998 Release, the Commission stated that the "policy underlying the ordinary business exclusion rests on two central considerations." *Id.* The first relates to the subject matter of the proposal. According to the 1998 Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration stated in the 1998 Release "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Company believes the Proposal is excludable based on both of the considerations discussed in the 1998 Release. First, tasks that are fundamental to management's ability to run the Company, such as the selection and development of sites for the Company's retail stores, fall into the category of ordinary course of business matters. The selection and development of sites for stores is integral to the long-range goals and overall success of the Company. The Company is the second-largest home improvement retailer in the world, operating more than 1,600 stores in 50 states and nine in Canada. The Company has also announced plans to expand into Mexico in fiscal 2009 by opening its first stores in Monterey. By the end of fiscal 2008, the Company expects to have opened 115 to 120 new stores, the equivalent of about two stores per week. The process of selecting locations for and developing the Company's new and relocated retail stores is a major part of management's responsibility at a growth-oriented company such as the Company, and an integral part of the normal or routine practice in running the Company's day-to-day operations.

Second, allowing the Company to exclude the Proposal would be consistent with the Commission's treatment of proposals which seek to "micro-manage" a company. The Proposal requests that the Company's board of directors "adopt a policy for store siting modeled on Wal-Mart's policy ... which goes beyond legal siting requirements." The determination of where to locate and how to develop the Company's retail stores in an environmentally responsible way and which groups to consult with in that process depends upon numerous complex and interrelated factors, including, but not limited to, the cost of maintaining or constructing the facility, the demographics of the area, competition, the location of the Company's other facilities in the area, geographical and physical constraints and conditions, customer convenience, employee and community relations. These factors must be analyzed and balanced by management personnel with intimate knowledge of the Company's business. The determination of where to locate and how to develop the Company's retail stores also requires significant business judgment, more properly exercised by experienced management and the board of directors than by shareholders who, as a group, would not be in a position to make an informed judgment. Such activities clearly fall within the type of "micro-management" that Rule 14a-8(i)(7) is meant to avoid. *See also* Section 55-8-01 of the North Carolina Business Corporation Act (the law of the jurisdiction in which the Company is incorporated) ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed by or under the direction of, its board of directors..."). Thus, under North Carolina law, the selection and development of sites for the Company's facilities is within the scope of responsibilities assigned exclusively to the board of directors and management.

The Commission's staff has consistently taken the position that a company's decisions about the location of its facilities fall within the purview of management as the conduct of the ordinary business operations of the company. For example, in a letter to *McDonald's Corporation* (March 3, 1997), the Commission's staff concurred in the exclusion under Rule 14a-8(c)(7) (the predecessor of Rule 14a-8(i)(7)) of a proposal requesting that the company take steps to assure that the site selection process for its facilities protects the integrity, and prevents the loss, of public park lands. In granting no-action relief, the Commission's staff recognized that the proposal dealt with the ordinary business decision of "plant location," despite the proponent's argument that the issues of environmental and community conservation cited in the proposal raised significant policy implications. Similarly, in a letter to *Sears, Roebuck & Co.* (March 6, 1980), the Commission's staff took the view that a shareholder proposal requesting the board of directors to adopt a policy that would favor development within central business districts over replacement of downtown stores with stores in suburban malls dealt with a matter of ordinary business operations (i.e., location of new company facilities) and, therefore, was excludable under Rule 14a-8(c)(7). The subject matter of the Proposal in the present case is analogous to that in both *McDonald's Corporation* and *Sears, Roebuck & Co.* in that the Proposal relates to the Company's decisions regarding the location of its retail stores. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

Additional examples of the Commission's long-standing policy of allowing the exclusion of proposals relating to location of company facilities as ordinary business operations follow: *Minnesota Corn Processors* (April 3, 2002) (proposal requesting the company build a new corn processing plant subject to specified conditions); *The Allstate Corporation* (February 19, 2002) (proposal requesting the company cease operations in Mississippi); *AT&T Corp.* (March 6, 2001) (proposal requesting the company develop a policy with respect to the construction and placement of cellular phone towers); *MCI Worldcom* (April 20, 2000) (proposal requesting an economic analyses accompany future plans to relocate offices and facilities); *Exxon Corporation* (February 28, 1992) (proposal requesting the board review the company's Northern Ireland operations, including plant location, and report to shareholders on its findings and recommendations based on such review); *Consolidated Edison Company of New York, Inc.* (March 5, 1986) (proposal seeking to prohibit company activities related to consideration of a certain location as a potential site for an electrical generating facility); *Pacific Gas & Electric Co.* (January 3, 1986) (proposal relating to the determination of location of company headquarters) and *American Telephone & Telegraph Co.* (December 30, 1980) (proposal relating to the location and relocation of company buildings). As such, proposals of this nature are not proper for consideration by shareholders.

The Proposal may also be excluded under Rule 14a-8(i)(7) because decisions regarding store siting involve complex considerations related to compliance with federal, state and local laws and regulations. Cities, towns and counties throughout the United States have historically regulated land use within their jurisdictions by adopting comprehensive zoning laws and regulations. These laws and regulations, which vary greatly in their scope and complexity throughout the country and are subject to constant change, form a challenging patchwork of regulation affecting the Company's decisions about store location and design that management must develop flexible strategies to comply with in implementing the Company's store development program. The elected and appointed officials responsible for adopting, revising, interpreting and applying them are subject to the influence of not only individual citizens, but also various citizen and non-government groups that have as their primary mission protecting the environment from the impact of development. The United States government through agencies such as the U.S. Fish and Wildlife Service and the U.S. Army Corps of Engineers has also increasingly become involved in regulating land use and development, for example, through laws and regulations affecting an expanded definition of "wetlands" and laws and regulations protecting endangered species. Compliance with these complex laws and regulations is a fundamental element of management's responsibility for the day-to-day operation of the Company's business.

The Commission's staff has a long-standing policy of allowing the exclusion of proposals relating to legal compliance issues as ordinary business operations. For example, in 2008, the Commission's staff allowed the Company to exclude, as relating to the Company's ordinary business operations (i.e., general legal compliance program), a proposal urging the Company's board of directors to establish an independent committee to prepare a report discussing the compliance of the Company and its contractors with state and federal laws governing proper classification of employees and independent contractors. *See Lowe's Companies, Inc.* (March 12, 2008). *See also, The AES Corporation* (March 13, 2008) (proposal requesting the board to commission an independent investigation of management's involvement in the falsification of environmental reports at one of the company's facilities and to issue a report of the board's findings together with board recommendations and company action to be taken as a result of the board's findings); *Verizon Communications Inc.* (January 7, 2008) (proposal requiring board to adopt policies to ensure the company and/or its contractors do not engage in illegal trespass actions and prepare a report to shareholders describing the company's policies for preventing and handling illegal trespassing incidents); *Ford Motor Company* (March 19, 2007) (proposal requiring appointment of independent legal advisory commission to investigate alleged violations of law); *The AES Corporation* (January 9, 2007) (proposal seeking creation of board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments); *H&R Block Inc.* (August 1, 2006) (proposal seeking implementation of legal compliance program with respect to lending policies); *ConocoPhillips* (February 23, 2006) (proposal requesting board report on the policies and procedures adopted to reduce or eliminate the recurrence of certain violations and investigations); *Sprint Nextel Corporation* (February 15, 2006) (proposal requesting the board prepare a report evaluating the company's compliance with federal proxy rules); *Monsanto Corp.* (November 3, 2005) (proposal seeking establishment of board oversight committee for compliance with code of ethics and applicable federal, state and local rules and regulations); *Associates First Capital Corporation* (February 23, 1999) (proposal requesting the Board monitor and report on legal compliance of lending practices); *Citicorp* (January 9, 1998) (proposal seeking to initiate a program to monitor and report on compliance with federal law in transactions with foreign entities); *Crown Central Petroleum Corporation* (February 19, 1997) (proposal requesting the board investigate and report on compliance with applicable laws regarding sales of cigarettes to minors) and *Citicorp* (January 8, 1997) (proposal requesting review of and reporting on policies and procedures to ensure compliance with anti-money laundering statutes). Similarly, the Company's decisions regarding store siting and development, which involve compliance with laws and regulations, are a matter of ordinary business operations and, thus, should be left to the board of directors and management.

Based on the foregoing, the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

The Proposal is excludable because it has been substantially implemented by the Company.

Under Rule 14a-8(i)(10), a proposal may be excluded from the company's proxy materials if it is "already substantially implemented." In permitting exclusion of proposals under this rule, the Commission's test is "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (*Reconsideration*) (March 28, 1991). Identical implementation is not required, as the Commission in 1983 refused to require that proposals be "fully effected" in order to be excluded as already implemented. *See* Release No. 34-20091 (August 16, 1983). In 1998, the current "substantially implemented" language was formally adopted by the Commission as Rule 14a-8(i)(10). The Commission permits the exclusion of proposals under this rule when a company has implemented the "essential objective" of the proposal, even when the manner by which a company implements the proposal does not correlate precisely with the actions sought by the shareholder proponent. *See, e.g., Honeywell International Inc.* (January 31, 2007); *Sun Microsystems, Inc.* (September 12, 2006); *General Motors Corporation* (April 5, 2006); *Tiffany & Co.* (March 14, 2006); *The Boeing Co.* (March 9, 2005) and *The Home Depot, Inc.* (March 7, 2005) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that any future poison pill be put to a shareholder vote "as soon as possible" or "within 4-months" where the company had a poison pill policy in place that required a shareholder vote on any future poison pill within one year). The Company believes that its current site selection policies and practices substantially implement the Proposal.

The Proposal requests the board of directors of the Company to "adopt a policy for store siting modeled on Wal-Mart's policy described above which goes beyond legal siting requirements." The words "described above" are a reference to the following quotation from Wal-Mart's store siting policy that appears in the last of the ten "whereas" recitals appearing before the Proponent's resolution: ***"We work with communities and NGOs to improve how we site stores. For example, we're working with environmental non-governmental organizations and experts in the field to better understand how we can minimize the unintended consequences associated with land development, including storm water runoff, soil disruption, preservation of historic sites and loss of biodiversity."***

The Company already has a store siting policy, however, that "goes beyond legal siting requirements" and which substantially reflects the quoted portion as well as the other components of Wal-Mart's policy. The indented text set forth below is the relevant portion of the Company's store siting policy as it currently appears on the Company's website:

> Since 1946, Lowe's has worked hard to be a good neighbor. While we have seen extraordinary expansion over the past several years, we have remained dedicated to ensuring that our stores and distribution centers respect the communities we join and the greater environment as a whole. Today, our goal is to continue that tradition with each new project.
>
> Lowe's conducts extensive research and considers literally hundreds of factors when evaluating new sites, including population growth and access to major roads and interchanges. We work closely with local officials and residents **and, in some cases, certain non-governmental groups that take an interest in land development issues,** throughout the process to address questions about access, environmental impact, architectural features and design and landscaping around our stores.
>
> Lowe's has developed an extensive evaluation process for each potential site that goes above and beyond the American Society of Testing & Materials (ASTM) E 1527-05 template and the U.S. Environmental Protection Agency "all appropriate inquiries" rules. We conduct an Environmental Site Assessment (ESA) for each potential site to help us evaluate that site's history and condition.
>
> Through the ESA process, we evaluate past or current environmental conditions including whether hazardous substances or contaminants have existed and the impact our development may have on the properties around us. Our ESA regularly includes research data regarding flood plain information; determination of the presence of endangered/protected flora/fauna and critical habitats; review of historic structures and cultural histories; surface water impact; local geologic and hydro geologic impact; and soil surveys. Additionally, we routinely work with local developers and the Army Corps of Engineers to identify any wetlands that may be impacted by the development of a site, and we take extraordinary measures to mitigate potential negative impact.
>
> * * *
>
> Additionally, through our relationship with The Nature Conservancy and our own wetland conservation efforts, we preserve thousands of acres of natural habitat across the United States each year.
>
> These efforts range from contributions that allow for the reforestation, removal of invasive species, and acquisition of almost 500 acres of wildlife habitat in Maine, to the protection and restoration of critical waterways in Lake Champlain and the Connecticut River, and to the wetland conservation of almost 20 acres at sites in York County, South Carolina, and more than 25 acres of wetlands in Lake Wales, Fla.

> Lowe's has also played a leading role in natural history preservation in Florida and other states, including efforts to save numerous Heritage Live Oaks on our site in Santa Rosa, Fla. In Oceanside, Calif., upon discovering a large mammoth fossil during excavation, we worked with the San Diego Natural History Museum to preserve and donate the specimen to the Museum. While we are committed to providing customer-valued home improvement solutions with the best prices, products and services in the market, we continue to have the utmost respect for the environment and the communities we call home.

The aspect of the Wal-Mart statement that the Proponent has singled out for quotation and is proposing Lowe's adopt a policy modeled on is the statement that Wal-Mart works with environmental NGOs and experts in the field to better understand how to minimize the unintended consequences of land development. The Company's store siting policy quoted above already compares favorably, however, to what the Proponent is requesting. For example, in the second paragraph of the policy, the Company has explicitly stated that it works with "in some cases, certain non-governmental groups that take an interest in land development issues." Additionally, the remainder of the Company's policy clearly indicates that the Company already works with NGOs and experts in assessing the impacts of development. The site selection process does not occur in a vacuum devoid of outside input. The Company regularly incorporates input from a host of experts, including those from non-governmental organizations with an interest in land development issues, into its site selection process. For example, the Company specifically references in its store siting policy that the Company has worked with the environmental NGO, The Nature Conservancy, to preserve natural habitat in connection with store siting. As the Company's commitment to respect communities and the environment and its commitment to work with local officials and residents makes clear, the Company welcomes relationships with experts and environmental NGOs that help the Company better understand the consequences of land development.

The Company frequently engages in dialogue with NGOs and experts during the approval process for individual store sites. Each new store location typically requires the consideration and approval of local government entities. These proceedings usually permit interested persons, experts and environmental NGOs to provide input and comments, and local officials responsible for administering land use regulations often require the Company to negotiate with citizen and environmental NGOs to attempt to resolve their issues and concerns about the Company's store siting plans. In addition, certain proposed store sites may require the Company to obtain permits under Section 404 of the federal Clean Water Act. This process involves experts from the Army Corps of Engineers as well as potentially the Environmental Protection Agency, the Fish and Wildlife Service, the National Marine Fisheries Service, and relevant state agencies. Furthermore, the process incorporates public hearings where environmental NGOs and community groups are invited to participate. This is another important mechanism through which the Company gathers input from environmental NGOs on the consequences of the proposed site development. The fact that the regulatory process already incorporates input from environmental NGOs and experts means that the Company has already substantially implemented this portion of the Proposal, even though the implementation may occur for reasons other than management's express action on the proposal. *See* Release No. 34-19771 (November 22, 1976) (acknowledging that mootness "can be caused for reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening events"); *Johnson & Johnson* (February 17, 2006) (permitting exclusion of proposal because company was already bound under federal law to take actions similar to those requested by the proposal) and *Intel Corp.* (February 14, 2005) (permitting exclusion of proposal because of action taken by the Financial Accounting Services Board).

As the discussion above should make clear, the Company has already adopted and is currently following a site selection process that addresses the Proponent's concerns. The Commission permits exclusion of a proposal where the company's action compares favorably with that in the proposal; strict implementation is not required. *See Texaco, Inc.* (*Reconsideration*) (March 28, 1991). Furthermore, the Commission permits exclusion where the company's manner of implementation differs somewhat from the action sought in the proposal, so long as the essential objectives of the proposal are met. *See, e.g., Honeywell International Inc.* (January 31, 2007) (permitting exclusion of shareholder proposal requesting that any future poison pill be put to a shareholder vote "as soon as possible," with "4-months" suggested as the appropriate timing, where company had already adopted a bylaw requiring a shareholder vote on any future poison pill within one year); *Exxon Mobil Corporation* (March 18, 2004) (permitting exclusion of shareholder proposal requesting that a committee of independent directors prepare a report on climate-related issues where the company was already preparing a report on energy trends and greenhouse gas emissions which would be approved by a committee of independent directors) and *The Talbots Inc.* (April 5, 2002) (permitting exclusion of shareholder proposal requesting that the company implement a corporate code of conduct based on International Labor Organization ("ILO") human rights standards where the company had already implemented a code of conduct addressing similar topics but not based on ILO standards). Thus, the fact that the Company's existing practices and procedures already closely reflect the Wal-Mart policy does not preclude a finding of substantial implementation even though the Company's policies were not physically modeled on and do not exactly parrot that company's policy.

The Commission has also been clear that substantial implementation does not require word-for-word correlation with the proposal. *See, e.g., Masco Corporation* (March 29, 1999) (permitting exclusion of proposal adopting specific qualifications for the company's outside directors where the company's board had already adopted a resolution on the issue, even though the board's resolution contained changes from the proposal); *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of a proposal on "substantially implemented" grounds after the company took steps to implement, partly or fully, three of the four actions requested by the proposal). This flexibility in compliance should be given special significance considering that the Proposal requests only a policy "modeled on" Wal-Mart's policy described above. The Company believes it to be significant that the Proposal does not seek verbatim adoption of that company's policy. A prior Commission no-action letter is highly instructive in the Company's situation. In 2002, the Commission concurred in a request by *The Talbots Inc.* to exclude a shareholder proposal asking the company to adopt a code of corporate conduct "based on" certain ILO human rights standards where the company had already adopted a code of conduct that addressed topics similar to the ILO standards but which was neither based on, nor identical to, the ILO standards. *The Talbots Inc.* (April 5, 2002). The Commission permitted its exclusion despite the insistence by the proponent that certain differences remained between the ILO and the Company's standards. *Id.* The Company believes that the *Talbots* decision is determinative of the matter in this case. Accordingly, the Company seeks the Commission's concurrence that it may exclude the Proposal on the grounds of substantial implementation, in order to, in the Commission's own words, "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

Conclusion

The Proposal should be excludable pursuant to Rule 14a-8(i)(7) as dealing with matters relating to the Company's ordinary business operations, namely the location of the Company's facilities, and Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at (704) 331-3519, or my colleague, Dumont Clarke, at (704) 331-1051 if you have any questions or comments.

Very truly yours,

Moore & Van Allen PLLC

Ernest S. DeLaney III

Ernest S. DeLaney III

Enclosure

Store Siting Resolution

Whereas:
Investors have been concerned to see a substantial number of controversies in recent years surrounding land acquisition and store siting decisions by retail companies such as Lowe's.

The growth of the large-scale retail industry has brought with it a growing number of concerns, including controversies with communities and environmental damage. Concerns about traffic, pollution, sprawl, environmental harm and the preservation of a community's cultural history have fueled local resistance to retail projects.

These conflicts have in some cases inspired local governments to propose legislation restricting retail development, generated substantial press coverage, and impacted company expansion plans.

According to the report "Not In My Backyard: An Analysis of Community Opposition to Big Box Retail" by Bernstein Research (4/25/2005), communities successfully blocked the opening of 35 large retail store openings in 2004, a 60% increase from 2000.

Lowe's has proposed a store in Miami-Dade County, FL that has been the subject of much controversy given its impact on over 20 acres of the Everglades area wetland ecosystem. The Mayor of Miami-Dade County and over 100 environmental and community organizations, in addition to 16 local municipalities, including Miami Beach and North and South Miami, are opposed to the construction of the new Lowe's store as currently proposed since it is outside the Urban Development Boundary.

Lowe's efforts to build this store have led to highly-publicized controversy, including a feature in TIME magazine (4/28/2008).

Lowe's efforts to build the store have been delayed for seven years as a result of the controversy and litigation over permits. According to Bernstein Research, "what should matter most for investors…is the time lost due to the arduous process of opening stores in hostile areas."

Lowe's notes in its most recent Corporate Social Responsibility Report that it consults with developers and the Army Corps of Engineers to minimize harm to wetlands by its stores. However, developers may have a conflict of interest in these consultations and the Army Corps of Engineers has undergone significant negative attention, including many wetland-specific lawsuits filed against the Corps.

We believe Lowe's should be seeking to develop proactive effective mechanisms to address environmental and social concerns and incorporate independent non-governmental community and environmental stakeholders into their store siting decisions. We believe this will expedite the store siting process and minimize adverse impacts of Lowe's siting operations.

Companies such as Wal-Mart, an industry leader in large retail stores, utilize best practices in stakeholder engagement. In the "Store Siting" component of the company's website, Wal-Mart states: "We work with communities and NGOs to improve how we site stores. For example, we're working with environmental non-governmental organizations and experts in the field to better understand how we can minimize the unintended consequences associated with land development, including storm water runoff, soil disruption, preservation of historic sites and loss of biodiversity."

RESOLVED: The shareholders request the Board of Directors of Lowe's to adopt a policy for store siting modeled on Wal-Mart's policy described above which goes beyond legal siting requirements.

GREEN CENTURY FUNDS

DEC 15 2008
GMK

December 12, 2008

Gaither M. Keener, Jr.
Senior Vice President, General Counsel and Secretary
The Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, NC 28117

Dear Secretary,

The Green Century Equity Fund (Green Century) is filing the enclosed shareholder resolution regarding store siting for inclusion in Lowe's Companies' proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

There has been initial dialogue between investors and Lowe's on the issue of store siting. We appreciate that, and hope that the dialogue will continue expeditiously and ultimately be productive. However, to preserve our right as a shareholder to raise this issue at Lowe's annual meeting if necessary, because of the seriousness of the issue we are filing this resolution now.

Green Century holds over $2,000 worth of stock in Lowe's and has held this position for over a year. Green Century intends to hold these shares through the date of the annual meeting. Verification of our ownership accompanies this letter. We ask that the proxy statement indicate that the Green Century Equity Fund is the primary filer of this resolution.

To arrange further dialogue, please contact Green Century's Shareholder Advocate, Emily Stone, by telephone at (617) 482-0800, by email at estone@greencentury.com, or by postal mail at the address below.

Sincerely,

Kristina Curtis

Kristina Curtis
President
Green Century Equity Fund

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com

STATE STREET.

December 12, 2008

Ms. Kristina Curtis
President
Green Century Funds
29 Temple Place
Boston MA 02111

Dear Ms. Curtis:

This letter is to confirm that as of December 12, 2008, State Street Bank, in it's capacity as custodian, held 13,454 shares of Lowe's Companies Inc., common stock on behalf of the Green Century Equity Fund. These shares are held in the Banks position at the Depository Trust Company registered to the nominee name of Cede & Co.

Further, this is to confirm that the position in Lowe's Companies Inc.,common stock, held by the bank on behalf of the Green Century Equity Fund has exceeded $2,000 in market value for at least twelve months prior to December 12, 2008.

If you have any further questions or need additional information, please contact me at (617) 937-8237

Sincerely,

Thomas Stanton
Vice President